Exhibit 99(A)(3)

April 1, 2005

Dear Stockholders:

We are pleased to inform you that, on March 18, 2005, CTI Molecular Imaging, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Siemens Medical Solutions USA, Inc. (“Parent”) and MI Merger Co. (“Purchaser”), a newly formed corporation and wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced an offer to acquire each issued and outstanding share of common stock, $0.01 par value, of the Company, including the associated preferred stock purchase rights (the “Shares”) for $20.50 per Share in cash. If the tender offer is completed, Purchaser will thereafter be merged into the Company, with the Company surviving the merger and all of our then outstanding Shares (other than Shares held in the treasury of the Company, held by Parent, Purchaser or any of their subsidiaries or held by stockholders who properly exercise appraisal rights under Delaware law) being cancelled and converted into the right to receive $20.50 per share in cash. The tender offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the tender offer a majority of the Shares on a fully diluted basis.

The Board of Directors of the Company, by unanimous vote except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee who serves on the Company’s Board, has determined that the Merger Agreement, the tender offer and the proposed merger are fair to and in the best interests of the Company and our stockholders, has approved the Merger Agreement, the tender offer and the proposed merger, and recommends that our stockholders accept the tender offer and tender their Shares in the tender offer.

Enclosed are Purchaser’s Offer to Purchase, dated April 1, 2005, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for our Board’s conclusions and recommendation, and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,

Ronald Nutt, Ph.D.

President and Chief Executive Officer